UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

___________________________________

MSC Industrial Direct Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

553530106

(CUSIP Number of Class of Securities)

Steve Armstrong

Senior Vice President, General Counsel and Corporate Secretary

MSC Industrial Direct Co., Inc.

75 Maxess Road

Melville, New York 11747

(516) 812-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jeffrey N. Ostrager, Esq.
Raymond T. Hum, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

___________________________________

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer by MSC Industrial Direct Co., Inc. (the “Company”) for up to $300 million of the Company’s Class A common stock.

Additional Information Regarding the Planned Tender Offer

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s Class A common stock. The planned tender offer described in this communication has not yet commenced and there can be no assurance that the Company will commence the tender offer on the terms described in this communication or at all. The tender offer to buy the Company’s Class A common stock will only be made pursuant to an Offer to Purchase, Letter of Transmittal and related materials that the Company expects to send to its shareholders and file with the Securities and Exchange Commission upon commencement of the tender offer. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that the Company expects to file with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents from the Company’s information agent, Georgeson LLC, by calling toll-free at 800-248-7690.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Transcript of the Company’s Third Quarter Earnings Call dated July 6, 2016